Meta Accounting Services

Independent Accountant's Review Report

ReadyB, Inc

Introduction

We have reviewed the accompanying financial statements of ReadyB, Inc, which comprise the balance sheet as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services (SSARS) promulgated by the Accounting and Review Services Committee (ARSC) of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion (Limited Assurance)

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Dareld Meta, CPA
Meta Accounting Services
New York
10/05/21

ReadyB, Inc

Financial Statements and Report

December 31, 2020 and 2019

Table of Contents

ReadyB, Inc
Balance Sheet
As of December 31, 2020 and 2019

	2020 $	2019 $
Assets		
Current Assets		
Cash and cash equivalents	303	552
Total Current Assets	303	552
Intangible assets, net of accumulated amortization of $44 and $ 0 for 2020 and 2019, respectively	5,422	300
Total Assets	5,725	852
Liabilities & Stockholders' Equity		
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities		
Trade accounts payable	48,042	17,015
Total Current Liabilities	48,042	17,015
Total Liabilities	48,042	17,015
Stockholders' Equity		
Total ReadyB, Inc Stockholders' Equity		
Common stock, $0.001 par value; 15,000,000 shares authorized; 22,000 shares issued; 22,000 and 0 shares outstanding for 2020 and 2019, respectively	22	-
Additional paid-in capital	99,288	24,650
Retained earnings	(141,627)	(40,813)
Total ReadyB, Inc Stockholders' Equity	(42,317)	(16,163)
Total Stockholders' Equity	(42,317)	(16,163)
Total Liabilities & Stockholders' Equity	5,725	852

ReadyB, Inc
Statement of Operations
For the years ended December 31, 2020 and 2019

	2020	2019
	$	$
Revenues	149	-
Cost of Revenues	45	-
Gross Profit (Loss)	104	-
Operating Expenses		
Selling, general and administrative		
Advertising and promotion	2,273	3,582
Legal and other professional fees and services	2,099	8,815
Memberships and licenses	1,250	-
Travel, meals and entertainment	1,388	64
Automobile	-	50
Office supplies	1,984	49
Communications and information technology	5,171	616
Other selling, general and administrative expense	43	62
Total Selling, general and administrative	14,208	13,238
Software maintenance costs	86,666	27,575
Other operating (income) expense	44	-
Total Operating Expenses	100,918	40,813
Net Income (Loss)	(100,814)	(40,813)

3

ReadyB, Inc

Statement of Changes in Stockholders' Equity

For the years ended December 31, 2020 and 2019

	Common Stock Shares	Common Stock Amount $	Additional Paid-In Capital $	Accumulated Deficit $	Total Stockholders' Equity $
Net income (loss)	0	-	-	(40,813)	(40,813)
Additional Paid-in Capital	0	-	24,650	-	24,650
Balance at December 31, 2019	0	-	24,650	(40,813)	(16,163)
Net income (loss)	0	-	-	(100,814)	(100,814)
Additional Paid-in Capital	0	-	34,660	-	34,660
Issuance of common stock	22,000	22	39,978	-	40,000
Total	22,000	22	99,288	(141,627)	(42,317)

4

See accountant's compilation report.

ReadyB, Inc

Statement of Cash Flows

For the years ended December 31, 2020 and 2019

	2020	**2019**
	$	**$**
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	(100,814)	(40,813)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation and amortization	44	-
(Increase) decrease in operating assets, net of effects of businesses acquired		
Other assets	(5,166)	(300)
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued expenses	32,027	17,015
Net Cash Provided by (Used in) Operating Activities	(73,909)	(24,098)
Cash Flows from Financing Activities		
Proceeds from issuance of common stock	22	-
Capital Contributions (APIC)	73,638	24,650
Net Cash Provided by (Used in) Financing Activities	73,660	24,650
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	(249)	552
Cash, cash equivalents, and restricted cash at beginning of year	552	-
Cash, Cash Equivalents, and Restricted Cash at End of Year	303	552

See accountant's compilation report.

Notes to the Financial Statements

ReadyB, Inc
Notes to the Financial Statements
For the years ended December 31, 2020 and 2019

1. Summary of significant accounting policies

a. Nature of operations

ReadyB, Inc (the company) has developed an app for connecting individuals looking for service providers with top-quality, pre-screened professionals. The app allows consumers to easily find service providers, compare prices and allows for secure payments. Service providers are able to set their own rates and the Company charges a commission of service proceeds depending on the type of service provided. The app is available for consumers to download on the Apple App Store, Google Play, Galaxy Store, and the Huawei AppGallery.

The Company was incorporated in Delaware on September 18, 2019 and was registered as a Foreign Corporation with the California Franchise Tax Board on October 14, 2019.

b. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

c. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

d. Fiscal Year

The Company operates on a December 31st year end.

e. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

ReadyB, Inc
Notes to the Financial Statements
For the years ended December 31, 2020 and 2019

f. Intangible Assets

Intangible assets consist of costs associated with patent applications and trademarks. As of December 31, 2020, the Company has 3 patents approved and 2 in pending status. Costs related to patents awarded are capitalized and amortized over the 20 year lives of the patents using the straight-line method, once the patent is approved. As Trademarks are eligible for renewal they have been classified as indefinite-life assets and accordingly are not amortized.

Costs related to patents pending are assessed for impairment by management whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Cost related to patents pending are deemed impaired upon the rejection of the patent application, or when management believes that the patent is unlikely to be awarded. The patent has since been granted as of the date the financials were available to be issued. As of December 31, 2020 and 2019, no impairment of the patents pending or approved was deemed necessary by management.

g. Income taxes

The company follows the liability method of accounting for income taxes. Under this method, future income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Future income tax liabilities and assets are measured using enacted tax rates. The effect on future income tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs.

The Company is a Subchapter S Corporation and thus taxed as a pass-through entity. Accordingly, the accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the shrareholders are taxed individually on their share of the Company's earnings.

The Company is subject to franchise tax filing requirements in the State of California and Delaware.

h. Advertising Expenses

The Company expenses advertising costs as they are incurred.

i. Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives revenues from commissions for use of its software.

j. Software Development Costs

The company capitalizes qualifying internal computer software costs incurred during the application development stage. Costs incurred in the preliminary project stage and post-implementation-operation stage, which includes maintenance and training costs, are expensed as incurred. For financial reporting purposes, capitalized software costs are amortized by the straight-line method. The amount of costs capitalized within any period is dependent on the nature of software development activities and projects in each period.

2. Intangible Assets

Intangible Assets, net of accumulated amortization, consists of the following:

Description	2020	2019
	$	$
Trademarks	1,916	
Patents	3,506	300
Total	5,422	300

ReadyB, Inc
Notes to the Financial Statements
For the years ended December 31, 2020 and 2019

3. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

4. Stockholders' Equity

Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 15,000,000 shares, at $0.0001 par value per share. As of December 31, 2020, and 2019, 22,000 and 0 shares have been issued and are outstanding, respectively.

5. Going Concern

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6. Subsequent Events

a. Crowdfunding Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 inequity of the Company. The Company is attempting to raise a minimum amount of $100,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder Portal LLC (the "Intermediary" aka "WeFunder"). The Intermediary will be entitled to receive a 7.5% commission fee on all funds received in this offering.

b. Patent Approval

Both of the Company's patents that were pending as of December 31, 2020 were granted approval in 2021.

c. Managements Evaluation

See accountant's compilation report.

The Company has evaluated subsequent events through September 13, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.